SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. __)

_______________________

RAIT FINANCIAL TRUST

(Name of Issuer)

7.75% Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

749227880

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

4404 52nd Avenue NE

Seattle, WA 98105

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 6

13D

CUSIP No. 749227880	Page 2 of 6

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 523,700
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 523,700
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 523,700
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 9.80%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

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Item 1.	Security and Issuer

This Schedule 13D relates to shares of 7.75% Series A Cumulative Redeemable Preferred Stock (the “Shares”) of RAIT Financial Trust, a real estate investment trust (the “Issuer”). The principal executive offices of the Issuer are located at Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, PA 19103.

Item 2.	Identity and Background.

(a)       This statement is being filed by Charles Frischer, an individual.

(b)       The principal business address of the filer is 4404 52nd Avenue NE, Seattle, WA 98105.

(c)       The principal business of Charles Frischer is private investing.

(d) – (e) Legal Proceedings

During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       Citizenship

Mr. Frischer is a citizen of the United States.

Item 3.	Source and Amount of Funds of Other Consideration.

The total amount of funds required to acquire the Shares acquired by Mr. Frischer was $6,415,043. Mr. Frischer used personal funds and funds in his IRA to acquire his Shares.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares reported herein with a view to making a profit on his investment. The Reporting Person intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans. Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Shares, other available investment opportunities, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking representation on the Issuer’s board of directors, changes in management of the Issuer and potential strategic transactions by the Issuer.

13D

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Item 5.	Interest of Securities of the Issuer.

(a) and (b) Beneficial ownership

As of the date of this Schedule 13D, Mr. Frischer directly or through his IRA owns 523,700 Shares. Accordingly, Mr. Frischer beneficially owns 523,700 Shares representing approximately 9.80% of the outstanding Shares. The percentage set forth above and on the cover pages hereto represent the percentage of the outstanding Shares based on a total of 5,344,353 Shares outstanding at September 30, 2017, which amount is derived from amount reported in the Issuer’s Annual Report on Form 10-Q for the period ended September 30, 2017.

(c)       Transactions during the past sixty days

Information with respect to the Reporting Person’s transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any persons with respect to any securities of the Issuer.

13D

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed on behalf of the Reporting Person.

Dated as of:  March 1, 2018

/s/ Charles Frischer
Charles Frischer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

13D

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ANNEX A

Schedule of Transactions in Preferred Shares of the Issuer

During the Past 60 Days

Date of Transaction	Quantity Purchased	Price per Share
12/29/2017	5,000	$ 11.99
1/4/2018	24,000	$ 12.45
1/5/2018	16,600	$ 12.47
1/8/2018	3,050	$ 12.44
1/9/2018	5,000	$ 12.44
1/10/2018	6,000	$ 12.45
1/11/2018	1,000	$ 12.40
1/12/2018	14,700	$ 12.47
1/17/2018	2,400	$ 13.10
1/19/2018	10,182	$ 13.71
1/22/2018	4,075	$ 13.74
1/23/2018	2,150	$ 13.67
1/25/2018	818	$ 15.89
1/26/2018	5,125	$ 15.90
1/30/2018	6,861	$ 16.71
1/31/2018	5,289	$ 16.91
2/6/2018	1,150	$ 16.02
2/7/2018	3,350	$ 16.22
2/14/2018	100	$ 15.15
2/15/2018	5,000	$ 15.16
2/23/2018	1,000	$ 8.99
2/26/2018	15,100	$ 7.01
2/27/2018	6,300	$ 7.35

(1)	All purchases/sales were effected through open market or privately negotiated transactions.